Goodwin Procter LLP
Counselors at Law
Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

CONFIDENTIAL TREATMENT REQUESTED
BY AMERICAN FARMLAND COMPANY: AFC-001

FOIA CONFIDENTIAL TREATMENT REQUEST — CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR AND HAVE BEEN SUBMITTED SEPARATELY TO THE COMMISSION. FOIA CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY AMERICAN FARMLAND COMPANY WITH RESPECT TO THE OMITTED PORTIONS PURSUANT TO 17 C.F.R. § 200.83.  OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK ‘‘[****]’’. THE OMITTED PORTIONS ARE NOTED WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[**]” IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

October 6, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Thomas Kluck

Mr. Coy Garrison

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	American Farmland Company
Amendment No. 2 to Registration Statement on Form S-11
Filed October 6, 2015
File No. 333-205260

Dear Mr. Kluck:

This letter is being submitted on behalf of American Farmland Company (the “Company”) to supplementally provide the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with additional information with respect to the Company’s Registration Statement on Form S-11 (File No. 333-205260), as amended or supplemented (the “Registration Statement”), as requested by the Staff in a telephonic conference call on September 30, 2015.  We respectfully submit the Company’s response to the Staff’s request below.

[****].(1)  The Company confidentially submitted a draft registration statement on Form S-11 relating to its proposed initial public offering on March 20, 2015.  To address comments from the Staff, the Company confidentially submitted an amended draft registration statement on May 1, 2015, and publicly filed the Registration Statement on June 26, 2015, with an amendments thereto filed on August 28, 2015 and October 6, 2015.  [****](2).

[****].(3)

[****].(4)

[****].(5)

Because of the sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83, and the Freedom of Information Act, as amended, 5 U.S.C. §522.

If the Staff needs any additional information or has any further questions regarding this matter, please do not hesitate to contact the undersigned at (617) 570-1526.

Respectfully submitted,

/s/ John T. Haggerty
John T. Haggerty

cc:	Thomas S. T. Gimbel
Geoffrey M. Lewis
American Farmland Company
Paul D. Tropp
Freshfields Bruckhaus Deringer US LLP

(1)  [****]—Confidential Treatment Requested by American Farmland Company.

(2)  [****]—Confidential Treatment Requested by American Farmland Company.

(3)  [****]—Confidential Treatment Requested by American Farmland Company.

(4)  [****]—Confidential Treatment Requested by American Farmland Company.

(5)  [****]—Confidential Treatment Requested by American Farmland Company.